

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Ernest Garcia, III
President, Chief Executive Officer and Chairman
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

      Re: Carvana Co.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Response Dated July 2, 2020
           File No. 1-38073

Dear Mr. Garcia:

We have reviewed your July 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 63
Non-GAAP Financial Measures, page 63

1.   We have reviewed your response to comment 1 and do not concur on the basis that we believe the measure is a tailored accounting principle when the result is anti-dilutive. Adjusting a GAAP measure to more effectively compare your performance relative to other registrants with different organizational and tax structures is not persuasive in supporting the basis for your presentation. Therefore, we believe you should omit earnings per share measures that include the impact of the assumed exchange to the extent the exchange was antidilutive. We would not object to disclosure of the anti-dilutive amounts but we do object to the full earnings per share calculation to the extent anti-dilutive. Refer

to Question 100.04 of the Division's Compliance & Disclosure Interpretations, Non-GAAP Financial Measures.

 You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services